News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
24 April 2013

INTERIM MANAGEMENT STATEMENT

Reed Elsevier, the professional information company, has issued a statement reporting on the trading performance for the first quarter of 2013 and reaffirming the outlook for the full year.

Reed Elsevier

•	First quarter underlying revenue growth, excluding biennial exhibition cycling and timing, was in line with full year 2012.

•	In 2013 we have continued to make good progress on our strategy to systematically transform our business into a professional information solutions provider and to improve the quality of our earnings, primarily through organic development.

•	We have also continued to evolve our portfolio through selective small acquisitions of content and data assets, and through the completion of several disposals so far this year, including Screening, RBI Australia and a number of smaller assets across southern Europe.

•	In February we announced our intention to mitigate the dilution associated with disposals by deploying a total of £400m on share buybacks in 2013, of which £181m has been completed year to date, leaving a further £219m to be deployed by the end of the year.

•	Reed Elsevier’s financial position remains strong with good cash generation. Since the February results announcement we have issued a further $389m of 3.125% term debt maturing in 2022. Related to this transaction, we have retired $309m of high coupon term debt due in 2019.

•	Full year outlook: The outlook for the macro environment, and its impact on our customer markets, remains mixed, and 2013 is a cycling out year for our exhibitions business. However, the positive momentum with which we entered the year has been maintained, and we continue to expect 2013 to be another year of underlying revenue, profit, and earnings growth.

Trading performance and full year outlook by business area:

Scientific, Technical & Medical

•	First quarter growth in research continued to be driven by solid growth in journal subscription revenue across the scientific, technical and medical segments.

•	Good growth continued in scientific databases & tools and electronic clinical reference & decision support, driven by strong new sales and new product roll outs. Sales of print books to individuals and pharma promotion revenues continued to decline.

•	Full year outlook: The scientific, technical & medical business is on track to deliver another year of modest underlying revenue growth in 2013.

Risk Solutions

•	Positive revenue momentum was maintained in the first quarter overall. Insurance growth reflected increasing volumes in the core business and good take up of new products. Business Services growth was driven by strong demand for anti-money laundering, identity verification and credit decisioning solutions in the financial services and corporate segments.

•	In the Government segment good revenue momentum in tax and revenue products in the state & local sector was maintained, and federal government revenues returned to growth.

•	Full year outlook: We continue to expect good growth in the Insurance and Business Services segments, while some uncertainty remains in the outlook for government markets.

Business Information

•	Underlying revenue growth was maintained in the first quarter reflecting strong demand for data & analytics across most markets, although print and advertising revenues remained weak.

•	Growth was primarily driven by Major Data Services, with strong growth in both ICIS and BankersAccuity.

•	Full year outlook: We continue to expect good growth in Major Data Services, stable Leading Brands, and further benefits from portfolio reshaping.

Legal

•	First quarter underlying revenue trends were similar to 2012, with legal markets in the US and Europe remaining subdued. In the US, growth in online research and litigation services continued despite challenging market conditions, with on-going declines in print revenues. Outside the US, growth in online revenues was largely offset by print declines.

•	During the first quarter we made good progress on the introduction and roll out of new products, with 55% of our US customer base now having been activated on the New Lexis platform.

•	Full year outlook: Our customer markets remain subdued, limiting the scope for growth.

Exhibitions

•	In the first quarter underlying revenue growth rates were maintained at levels similar to the second half of last year (excluding biennial exhibition cycling and timing).

•	While growth in Europe was modest, the US, Brazil, Japan and emerging markets all performed well.

•	Full year outlook: We continue to expect growth to be good in the US and Japan, limited in Europe, and strong in other markets. However 2013 is a cycling out year, reducing underlying revenue growth by 5-6 percentage points.

-ENDS-

Enquiries

Paul Abrahams (Media) Tel: +44 20 7166 5724	Colin Tennant (Investors) Tel: +44 20 7166 5751

FORWARD-LOOKING STATEMENTS
This Interim Management Statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Notes to editors
About Reed Elsevier Group plc
Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs approximately 30,000 people of whom half are in North America. Reed Elsevier Group PLC is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £17bn/€19bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.